Prospectus Supplement
John Hancock Asset-Based Lending Fund (the fund)
Supplement dated July 24 2024 to the current Prospectus, as may be supplemented (the Prospectus)
At its meeting held on July 24, 2024, the Trust’s Board of Trustees approved changes to the fund’s principal investment strategies effective immediately.
In connection with the change described above, effective immediately, the “Investment Strategies” section in both the “Prospectus Summary” and
“Investment Program” sections of the Prospectus will be amended to add a new sector, Equipment, as follows:
Under normal circumstances, the fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in asset-based lending investments (“Asset-Based Lending Investments”), which may include investments in distressed loans. Asset-Based Lending Investments are investments in loans secured by an asset and include, among other investments:
●
Healthcare Loans & Royalty-Backed Credit: healthcare loans secured by revenue and intellectual property rights primarily on FDA-approved drugs and devices and royalty streams secured primarily by FDA-approved drugs and devices;
●
Transportation Assets: transportation assets such as loans and leases backed by commercial aircraft, aircraft engines, shipping vessels or other transportation and equipment;
●
Residential Real Estate Lending: the origination and acquisition of residential real estate loans and legacy mortgage loan pools, including distressed or nonperforming loans, and newly originated non-agency mortgage loans;
●
Commercial Real Estate Lending: the origination and acquisition of commercial real estate loans secured by housing-related and traditional commercial real estate property types;
●
Consumer-Related Assets: acquisition of consumer loans, including distressed or nonperforming loans; high-yield asset-backed securities (“ABS”)
backed by various forms of non-mortgage household debt largely focused on select market segments such as: automobile loans and leases, credit cards and personal installment loans; and other types of consumer loans;
●
Corporate Asset-Based Credit: asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights, among other assets;
●
Equipment: the leasing or lease financing of a wide range of equipment which is mission critical to the operations of a lessee. Equipment may include, for example, injection molding machines, industrial cranes, so-called “yellow metal” (i.e. earth moving equipment), titled and non-titled vehicles, but would not include equipment that would be categorized as transportation assets, such as ships and aircraft; and
●
Liquid Securitized Credit: securities backed by residential real estate (“RMBS”), commercial real estate (“CMBS”), collateralized mortgage obligations (“CMOs”) secured corporate loans (“CLOs”) and ABS.
In addition, the “Sector Allocation” table under the heading “Portfolio Construction Process” in both the “Prospectus Summary” and “Investment
Program” sections of the Prospectus will be is amended and restated as follows:

Sector Allocations	Percentage of the Fund’s Net Assets
Healthcare Loans and Royalty Backed Credit	0-25%
Transportation Assets	10-25%
Residential Real Estate Lending	10-25%
Commercial Real Estate Lending	10-25%
Consumer-Related Assets	0-25%
Corporate Asset-Based Credit	10-25%
Equipment	0-25%
Liquid Securitized Credit	At Least 10%
The fund is not constrained by this sector allocation which may change at any time.
Additionally, the similar disclosure under the sub-heading “Corporate Asset-Based Credit” in the “Portfolio Composition” section in the “Investment
Strategies” section of the Prospectus is amended and restated as follows:
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The fund will focus on asset-based corporate credit secured by real estate, equipment, receivables, inventory and intellectual property rights, among other assets, including pools of these assets, or synthetic transactions where the fund invests in notes secured by or, alternatively, of which the source of payment is, an underlying reference portfolio of corporate credits or a credit default swap in which protection is sold by an issuer of notes with respect to a portfolio of corporate credits. The fund will focus on asset-based lending opportunities, a market in which the Subadvisor has experience and market knowledge, and anticipates sourcing these assets in higher growth stage companies with limited access to public markets as well as more complex situations and through debtor in possession (“DIP”) loans.
In addition, the below disclosure will be added under the heading “General Risks” in the “Summary of Risks” section in the “Prospectus Summary” and in the “Risk Factors” sections:
Risks Related to Equipment Investments
The fund may invest in equipment lease certificates. These are debt obligations secured by leases on equipment (such as office equipment), with the issuer of the certificate being the owner and lessor of the equipment. Equipment trust certificates are debt obligations secured by an interest in property, the title of which is held by a trustee while the property is being used by the borrower. In addition, investments in the equipment sector may be subject to the risk that technological innovations may render existing products and equipment obsolete.
You should read this supplement in conjunction with the Prospectus and retain it for your future reference.